UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

Of the Kingdom of Sweden

Date of end of last fiscal year: December 31, 2009

Securities registered as of December 31, 2009

	Amounts as to Which
	Registration is	Names of Exchanges
Title of Issue	Effective	on Which Registered
Kingdom of Sweden	$200,000,000	New York
12 % Bonds Due 2010		Stock Exchange

Kingdom of Sweden	$600,000,000	New York
11 1/8 % Bonds with		Stock Exchange
warrants Due 2015

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Charlotte Rydin

General Counsel

RIKSGÄLDSKONTORET

SE-103 74 STOCKHOLM

Sweden

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2. A statement as of the close of the last fiscal year of the registrant giving total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

The total principal amount of direct internal funded debt of the registrant outstanding as of December 31, 2009 was Swedish kronor (SEK) 740,874 million. (1)

In addition, there were outstanding various internal loans, in a total amount of SEK 1,335,789 million guaranteed by the registrant as to principal and interest.

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(b) External funded debt of the registrant. (Total to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)(1)

The total principal amount of direct external funded debt of the registrant outstanding as of December 31, 2009 was as follows: (in thousands)

U.S. dollars (USD)	10,318,063
Australian dollars (AUD)	200,000
Canadian dollars (CAD)	0
Swiss francs (CHF)	0
Euro (EUR)	7,060,101
Pounds sterling (GBP)	211,597
Japanese yen (JPY)	0
New Zealand (NZD)	150,000

In addition, there were outstanding various external loans, which are guaranteed by the registrant as to principal and interest. The total principal amount of these contingent liabilities outstanding as of December 31, 2009 was as follows: (in thousands)

External Debt Guaranteed by the Kingdom of Sweden

U.S. dollars (USD)	2,651,453
Euro (EUR)	9,252,102
Danish kroner (DKK)	555,000
Pounds sterling (GBP)	124,580
Japanese yen (JPY)	10,700,000
Norwegian kroner (NOK)	5000,000
Swiss franc (CHF)	52,000
Australian dollar (AUD)	0
Special Drawing Rights and Unit of Accounts (SDR, UA)	414,260

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Internal funded debt as of December 31, 2009(1)

(Payable in Swedish kronor)

Title and Interest Rate	Date of Issue		Year of final maturity	Principal amount outstanding
				(thousands of SEK)
Treasury Bonds:
5,25% of 2000	08-Nov	2000	2011	51,858,235
5,5% of 2002	13-Mar	2002	2012	63,724,040
Index linked 1% bonds of 2005	27-Sep	2005	2012	27,424,149
6,75% of 1997	05-May	1997	2014	75,251,085
Index linked zero coupon bonds of 1994 (1)	01-Apr	1994	2014	4,934,932
Index linked 3,5% bonds of 1999 (1)	01-Dec	1999	2015	61,199,835
4,5% of 2004	06-Sep	2004	2015	41,991,115
3% of 2005	19-Sep	2005	2016	41,488,900
3,75% of 2006	15-Sep	2006	2017	50,025,775
4,25 of 2007	21-Nov	2007	2019	82,703,120
Index linked 4% bonds of 1995 (1)	01-Dec	1995	2020	52,736,350
5% of 2004	28-Jan	2004	2020	58,700,280
Index linked 3,5% bonds of 1997 (1)	01-Dec	1997	2028	3,685
Index linked 3,5% bonds of 1998 (1)	01-Dec	1998	2028	52,630,679
3,50% of 2009	30-Mar	2009	2039	38,075,450
Assigned bonds 2005-2006			2010	700,000
Assigned bonds 2005-2006			2011	250,000
Assigned bonds 2005-2006			2015	76,390
Total Treasury Bonds				703,774,020

Lottery Bonds:(2)
2,0% of 2006	06-Dec	2006	2010	4,200,000
1,5% of 2005	30-Nov	2005	2010	3,800,000
2,4% of 2007	05-Dec	2007	2010	5,700,000
2,0% of 2006	07-Jul	2006	2011	3,600,000
2,3% of 2008	27-Jun	2008	2011	3,800,000
0,80% if 2009	15-May	2009	2012	3,600,000
2,4% of 2007	06-Jul	2007	2012	3,400,000
1,6% of 2008	17-Nov	2008	2013	3,600,000
1,6% of 2009	25-Nov	2009	2015	5,400,000
Total Lottery Bonds				37,100,000
Total Internal Funded Debt				740,874,020

(1)         At time of issue paid in discounted amount.

(2)         Lottery bonds do not bear interest; bonds are selected by lot (two or three times a year) to receive prizes. The interest rates indicated are the aggregate amount of prizes paid annually as a percentage of the nominal value of the bond. The principal amount of all bonds is paid at maturity.

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 2009

(Payable in Swedish kronor)

Principal Amount Outstanding
(thousands of SEK)
Standing Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Svenska,Skeppshypotekskassan,(Swedish,Ships’,Mortgage,Bank)	350,000
AB,Svensk,Exportkredit,(Swedish,Export,Credit,Corporation)	600,000
Statens,Bostadsfinansiering,AB,(The,National,Swedish,Housing,Finance,Corporation)	3,000,000
Others	55,000
Total	4,005,000
Other Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Deposit,Insurance	886,370,851
Bank,Guarantee,Programme	270,715,692
Pension,guarantees	9,116,863
Öresundsbro,Konsortiet,(bridge,and,tunnel,construction)	11,176,801
Others	948,136
Total	1,178,328,343
Guarantees of the State Acting Through the Following State Agencies other than Riksgäldskontoret:
Exportkreditnämnden,(The,Export,Credit,Guarantee,Board)	147,151,000
Bostadskreditnämnden,(The,National,Housing,Credit,Guarantee,Board)	2,379,793
Sida,(Swedish,International,Development,Agency)	2,627,433
Länsstyrelser,(The,County,Government,Boards)	20,413
Others	1,277,000
Total	153,455,639

Total Internal Guaranteed Debt	1,335,788,982

External Funded Debt as of December 31, 2009

(Payable in Foreign Currencies)

Title and Interest Rate	Date of Issue		Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
				(in thousands)
US Dollars				USD
12% Bonds of 1985	06-Feb	1985	2010	43,396
1% Bonds of 2009	17-Feb	2009	2010	2,000,000
3,875% Bonds of 2005	25-Jan	2005	2010	1,500,000
4,5% Bonds of 2006	07-Feb	2006	2011	1,700,000
1,75% Bonds of 2009	17-Jun	2009	2011	2,000,000
1,875% Bonds of 2009	15-Jan	2009	2012	2,000,000
1,875% Bonds of 2009	30 oct	2009	2012	1,000,000
11,125% Bonds of 1985	12-Jun	1985	2015	67,081
10,25% Bonds of 1985	01-Nov	1985	2015	7,586
Total US Dollars				10,318,063	80,188,587

Pounds Sterling				GBP
13,5% Bonds of 1983	19-Jan	1983	2010	44,415
11% Bonds of 1984	17-Oct	1984	2012	87,000
9,75% Bonds of 1985	20-Nov	1985	2014	80,182
Total Pounds Sterling				211,597	2,335,920

Euro(3)				EUR
1,5% Bonds of 2009	08-Sep	2009	2011	3,000,000
3,125% Bonds of 2009	7 may	2009	2014	4,000,000
9,405% Bonds of 1996 (ESP)	09-Apr	1996	2026	60,101
Total Euro				7,060,101	73,998,274

New Zealand dollars				NZD
6,125% Bonds of 2005	20-Sep	2005	2010	150,000
Total New Zealand Dollars				150,000	799,615

Australian Dollar				AUD
5,75% Bonds of 2005	03-Mar	2005	2015	200,000
Total Australian Dollar				200,000	1,121,528

Sum public Debt					158,443,924
Non public funded debt					8,783,352

Total External Funded Debt					167,227,276
Liquidity management instrumets					0
Unrealised currency gains/loss (5)					-7,275,009
Currency and FX swaps					143,304,403
Total debt denominated in foreign currency					303,256,670

(1)         The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)         Interest at the equivalent of 13,125% per annum.

(3)         Original currency of issuance within parentheses.

(4)         Special interest conditions.

(5)         According to exchange rates per December 31, 2009.

External Debt Guaranteed by the Kingdom of Sweden as of December 31, 2009

(Payable in foreign currencies)

		Principal Amount Outstanding	Equivalent in Swedish kronor(1)
		(thousands)
Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Nordiska Investeringsbanken (Nordic Investment Bank)	EUR	708,021	7,330,141
Sweden House in St. Petersburg, Russia	USD	7,710	55,609
Öresundsbro Konsortiet (bridge and tunnel construction)	GBP	124,580	1,430,801
Öresundsbro Konsortiet (bridge and tunnel construction)	USD	615,000	4,435,688
Öresundsbro Konsortiet (bridge and tunnel construction)	EUR	206,832	2,141,329
Öresundsbro Konsortiet (bridge and tunnel construction)	JPY	10,700,000	839,415
Öresundsbro Konsortiet (bridge and tunnel construction)	DKK	555,000	772,283
Öresundsbro Konsortiet (bridge and tunnel construction)	NOK	5,000,000	6,215,000
Total			23,220,266
Guarantees Issued by the Government:
International Bank for Reconstruction and Development (IBRD)	USD	1,696,200	12,233,843
Multilateral Investment Guarantee Agency (MIGA)	USD	17,736	127,922
European Bank for Reconstruction and Development (EBRD)	EUR	336,300	3,481,714
European Investment Bank (EIB)	EUR	6,564,715	67,964,491
Council of Europe Development Bank (CEB)	EUR	74,315	769,379
Nordic Investment Bank (NIB)	EUR	1,361,919	14,099,949
Inter-American Development Bank (IDB)	USD	314,807	2,270,545
Asian Development Bank (AsDB)	SDR	111,970	1,261,432
African Development Bank (AfDB)	SDR	302,290	3,405,539
Total			105,614,814
Guarantees of the State Acting Through the Following State Agency other than Riksgäldskontoret:
Affärsverket Statens Järnvägar (Swedish State Railways)	CHF	52,000	361,582

Total External Guaranteed Debt			129,196,662

RECAPITULATION OF GUARANTEED DEBT:
Total Internal Guaranteed Debt			1,335,788,982
Total External Guaranteed Debt			129,196,662
Total Guaranteed Debt			1,464,985,644

(1)         Translation of amounts in foreign currencies to Swedish kronor has been made at exchange rates in effect as of December 31, 2009 as follows: 7.2125 Swedish kronor per U.S. dollar, 11.485 Swedish kronor per British pound, 0.07845 Swedish kronor per Japanese yen, 10.353 Swedish kronor per E.U. euro, 1.3915 Swedish kronor per Danish krona, 1.243 Swedish kronor per Norwegian krona, 6.9535 Swedish kronor per Swiss Franc and 11.2658 Swedish kronor per Special Drawings Rights

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

The following have been repurchased by the issuer and cancelled and are no longer outstanding (as of December 31, 2009):

12 % Bonds of 2/6/1985, due 2010	$156,604,000
11 1/8 % Bonds with warrants of 6/12/1985, due 2015	$532,919,000
$689,523,000

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate needs to be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

As of December 31, 2009:

12 % Bonds of 2/6/1985, due 2010	$43,396,000
11 1/8 % Bonds with warrants of 6/12/1985, due 2015	$67,081,000
$110,477,000

(b) If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Securities bought in the market.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

a) Internal floating indebtedness of the registrant.

(Total to be stated in the currency of the registrant).

Internal Floating Debt as of December 31, 2009

(Payable in Swedish Kronor)

Principal amount outstanding
(thousands of SEK)
Treasury Bills	114,816,000
Swaps in SEK	-128,057,739
Foreign Exchange forwards in SEK	-8,785,060
Liquidity management instruments	107,855,757
National Debt Savings	34,003,145
Total Internal Floating Debt	119,832,103

RECAPITULATION OF INTERNAL DEBT:
Total Funded Debt	740,874,020
Total Floating Debt	119,832,103
Total Internal Debt	860,706,123

b) External floating indebtedness of the registrant.
(Total to be stated in the respective currencies in which payable).

External Floating Debt as of December 31, 2009

Title and Interest Rate	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
	(thousands)
EUR
Eurocommercial Paper Program of 1988 (2)
Total EUR		4,494,550
Total USD		20,713,255
Total External Floating Debt		25,207,805

(1)          The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)          In addition to U.S. dollars, Swiss francs, Japanese yen and Pound sterling, the notes may also be issued in Euro, Australian dollars, Canadian dollars and Danish kroner with a maximum maturity of 365 days. The interest on the notes is variable and a function of market conditions at the time of issuance.

RECAPITULATION OF EXTERNAL DEBT:
Total External Funded Debt	303,256,670
Total External Floating Debt	25,207,805
Total External Debt	328,464,475

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Central Government Revenues and Expenditures(1)

Fiscal Year 2009
(millions of SEK)
Revenues
Taxes:
Taxes on income, capital gains and profits (2)	-32,600
Statutory social securities fees	302,400
Taxes on property	33,900
Value added tax	275,600
Petrol tax (3)
Tobacco tax	10,600
Alcoholic beverage tax	12,100
Tax on energy consumption	66,100
Taxes on road traffic	16,400
Other taxes	-45,500
Total taxes	639,000
Non-tax revenues
Operating surpluses (4)	7,100
Interest received by the Government	7,700
Other non-tax revenues (5)	33,300
Total non-tax revenues	48,100

Capital revenues	100
Loan repayment	1,700
Computed revenues (6)	8,900
Contributions from the European Union	11,700
Total other revenues	22,400
Total Revenues	709,500

Exenditures
The Swedish political system	12,152
Economy and fiscal administration	12,006
Tax administration and collection	9,434
Justice	33,645
Foreign policy administration and international co-operation	1,815
Total defence	42,106
International development assistance	29,600
Immigrants and refugees	6,521
Health care, medical care, social services	53,065
Financial security in the event of illness and disability	109,969
Financial security in old age	42,304
Financial security for families and children	68,080
Financial security in the event of unemployment	5,332
Labour market and working life	60,620
Study support	21,022
Education and university research	49,263
Culture, the media, religious organisations and leisure	10,269

Planning, housing supply and construction	1,906
Regional balance and development	3,204
General environment and conservation	5,161
Energy	3,045
Communications	40,573
Agriculture and forestry, fisheries etc.	16,369
Business sector	6,565
General grant to municipalities	81,589
Interest on Central Government Debt. etc.	36,463
Contribution to the European Community	19,192
Total expenditures (all areas of expenditure)	781,270
Budget deficit	71,770
Transactions outside closed accounts	0
Net lending by Riksgäldskontoret	104,700
Adjustment to cash basis (7)	-300
Transfer from the National Pension Fund (8)	0
Net borrowing requirement (9)	176,100

(1)	No receipts/revenues are pledged or otherwise specifically allocated to any issue registered.

(2)		2009
	Net personal income taxes	-119,800
	Corporate income taxes	80,400
	Other income taxes	6,800

(3)	From 1995/96 Petrol tax is included in tax on energy consumption.
(4)	Primarily net surplus of public enterprises, other agencies and the Riksbank and income from lotteries, etc.
(5)	Primarily revenues from real estate investments, dividends on state-owned shares, administrative fees and changes and revenues from sales.
(6)

Primarily cash payments by public utilities to the Government representing depreciation on capital funds invested in them by the state and revenues and expenditures for Government pensions. Expenditures for Government pensions can be in excess of revenues and therefore the remainder of this revenue heading can be in excess of revenues and can show a deficit.

(7)	Excluding Transfer from National Pension Fund.
(8)	The old-age pension reform has taken on a partially new role as of 1999. The funding responsibility for disability and survivor pensions has been transferred to the Central Government budget.
(9)	As of 1997, the Net borrowing requirement is identical to the Central Government budget balance. A negative Net borrowing requirement is equivalent with a budget balance surplus.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Virtually all exchange control regulations were abolished on July 1, 1989. Foreign exchange control may, in accordance with the treaties of the European Union, only be reintroduced under certain extraordinary circumstances such as if Sweden is involved in a war.

8. Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

(In millions of SEK)
Aug 31, 2010
Notes and coins (excluding bank holdings)	104,113
Gold reserves of Sveriges Riksbank	39,054

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

FOREIGN TRADE BY COMMODITY GROUP

	Year ended December 31, 2009
	(millions of SEK)%
Exports (f.o.b.)
Food Products, Beverage and Tobacco	49,486	5
Wood Products	25,269	3
Pulp	15,225	2
Paper and Board	77,065	8
Petroleum Products	61,823	6
Coal and other Fuels	3,956	0
Iron and Steel	41,703	4
Iron Ore	9,995	1
Non-Ferrous Metals	18,459	2
Other Minerals	7,781	1
Other Raw Materials	2,503	0
Manufactured Metal	27,876	3
Machinery and Equipment	294,294	29
Motor Vehicles and Spare Parts	90,244	9
Ships	2,878	0
Chemicals and Plastics	134,152	13
Clothes, Shoes and Leather	13,147	1
Other Manufactured Products	117,637	12
Other Products	5,132	1
Total Exports	998,627	100

	Year ended December 31, 2009
	(millions of SEK)%
Imports (c.i.f.) by country of consignment
Food Products, Beverage and Tobacco	91,990	10
Wood Products	5,900	1
Pulp	2,376	0
Paper and Board	14,251	2
Petroleum Products	41,177	5
Crude Oil	55,669	6
Coal and other Fuels	8,608	1
Iron and Steel	30,506	3
Non-Ferrous Metals	15,536	2
Other Minerals	10,923	1
Other Raw Materials	8,529	1
Manufactured Metal	25,275	3
Machinery and Equipment	242,921	27
Motor Vehicles and Spare Parts	81,582	9
Ships	3,051	0
Chemicals and Plastics	115,104	13
Clothes, Shoes and Leather	34,148	4
Other Manufactured Products	122,484	13
Other Products	1,132	0
Total Imports	911,162	100

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	Year ended December 31, 2009
	(millions of SEK)%
Exports (f.o.b.)

European Union (EU15)
United Kingdom	74,120	7
Germany	101,794	10
Denmark	73,350	7
Finland	64,227	6
Other EU15 countries (1)	215,769	22
Total EU15	529,260	53

European Free Trade Association (EFTA)
Norway	105,667	11
Other EFTA countries (2)	12,239	1
Total EFTA	117,907	12

Central and Eastern Europe (3)	56,199	6
Russia	14,042	1
United States	63,768	6
Japan	12,541	1
State trading countries in Asia and America (4)	31,576	3
OPEC countries (5)	28,060	3
Other countries	145,275	15

Total Exports	998,627	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal, Austria

(2) Switzerland, Liechtenstein, Iceland

(3) Albania, Bosnia and Herzegovina, Bulgaria, Estonia, Croatia, Latvia, Lithuania, Former Jugoslav Republic of Macedonia, Poland, Romania, Slovakia, Slovenia, Czech Republic, Hungary, Kosovo, Serbia, Montenegro

(4) China, North Korea, Cuba, Mongolia

(5) Algeria, United Arab Emirates, Indonesia (until 2008), Iraq, Iran, Kuwait, Libyan Arab Jamahiriya, Nigeria, Qatar, Saudi Arabia, Venezuela, Angola (from 2007), Ecuador (from 2007)

	Year ended December 31, 2009
	(millions of SEK)%
Imports (c.i.f.) by country of consignment

European Union (EU15)
United Kingdom	51,927	6
Germany	163,166	18
Denmark	81,646	9
Finland	46,989	5
Other EU15 countries (1)	211,206	23
Total EU15	554,935	61

European Free Trade Association (EFTA)
Norway	82,450	9
Other EFTA countries (2)	9,269	1
Total EFTA	91,718	10

Central and Eastern Europe (3)	73,734	8
Russia	31,237	3
United States	34,568	4
Japan	14,075	2
State trading countries in Asia and America (4)	34,621	4
OPEC countries (5)	9,526	1
Other countries	66,748	7
Total Imports	911,162	100

(1)        France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal, Austria

(2)        Switzerland, Liechtenstein, Iceland

(3)        Albania, Bosnia and Herzegovina, Bulgaria, Estonia, Croatia, Latvia, Lithuania, Former Jugoslav Republic of Macedonia, Poland, Romania, Slovakia, Slovenia, Czech Republic, Hungary, Kosovo, Serbia, Montenegro

(4)        China, North Korea, Cuba, Mongolia

(5)        Algeria, United Arab Emirates, Indonesia (until 2008), Iraq, Iran, Kuwait, Libyan Arab Jamahiriya, Nigeria, Qatar, Saudi Arabia, Venezuela, Angola (from 2007), Ecuador (from 2007)

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments).

Balance of Payments

December 31, 2009
(billions of SEK)

Current account	230.1
Trade in goods (f.o.b.-f.o.b.)	101.6
Net trade of goods	84.0
Correction items	17.6
Services	128.6
Transportation	19.1
Travel	-4.0
Other services	95.9
Compensation of employees	-2.4
Investment income	57.4
Direct investment	62.7
Portfolio investment excl.fin derivatives	-10.5
Income on equity	32.1
Income on debt (interest)	-42.6
Other investment	5.2
Current transfers	-37.4
Contributions etc. to/from the EU	-12.6
Development assistance grants	-10.1
Other current transfers	-14.7
Capital account	-3.2
Contributions etc. to/from EU, investmest	1.7
Developmenst assistance grants, investment	-5.6
Other	0.7
Financial account	-286.1
Direct investment	-148.8
Abroad	-231.8
Equity capital	-204.1
Loans etc.	65.8
Reinvested earnings	-93.5
In Sweden	83.1
Equity capital	101.2
Loans etc.	-68.6
Reinvested earnings	50.4
Portfolio investment excl. fin derivatives	304.9
Assets (change in Swedish inv abroad)	-142.8
Equity securities	-126.8
Debt securities	-16.0
Liabilities (change in foreign inv in Sw.)	447.7
Equity securities	11.2
Debt securities	436.5
Financial derivatives	-17.8
Other investment	-308.4
Assets (change in Swedish inv abroad)	110.0
Loans	41.5
Trade credits & other	68.5
Liabilities (change in foreign inv in Sw.)	-418.4
Loans	-390.1
Trade credits & other	-28.4
Reserve assets	-116.0
Net errors and omissions	59.1

This annual report comprises:

a) Pages numbered 1 to 22 consecutively.

b) The following exhibits:

Exhibit a) None

Exhibit b) None

Exhibit c) Budget Statement

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report, to be signed on its behalf by the undersigned, thereunto duly authorized, at Stockholm, Sweden, on the 27th day of September, 2010.

Kingdom of Sweden

Acting through Riksgäldskontoret

By:	/s/ Thomas Olofsson
Thomas Olofsson
Director and Head of Funding

By:	/s/ Charlotte Rydin
Charlotte Rydin
General Counsel